SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2004
                 -----------------------------------------------
                 (Translation of registrant's name into English)

       14th Floor, 138 Texaco Road, Tsuen Wan, New Territories, Hong Kong
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                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

      Form20-F [X] Form40-F [_]

      Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes [_] No [X]


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      On June 21, 2004, the Company issued a press release announcing the appointment of Henry C. Montgomery to its board of directors. A copy of the press release is attached as Exhibit 99.1.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, ASAT Holdings Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 21, 2004
ASAT Holdings Limited

By:
/s/ Jeffrey M. Dumas
--------------------
Jeffrey M. Dumas
Senior Vice President and General Counsel

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                                INDEX TO EXHIBITS

Exhibit No.       Description

99.1 Press release dated June 21, 2004, announcing the appointment of Henry C. Montgomery to its board of directors.